Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 15, 2021
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 13, 2021, and Supplement No. 2, dated August 23, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of October 1, 2021;
●	the calculation of our August 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update on our assets and performance; and
●	updated experts information.
●	OCTOBER 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2021 (and distribution reinvestment plan issuances following the close of business on September 30, 2021 and share redemptions as of September 30, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.9342	$11.4494
Class W	$10.9342	$10.9342
Class I	$10.9342	$10.9342

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “August 31, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	AUGUST 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.bcindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (the “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2021 and July 31, 2021:

	As of
(in thousands)	August 31, 2021	July 31, 2021
Investments in industrial properties	$4,029,000	$3,734,450
Investment in unconsolidated joint venture partnership	86,775	75,894
DST Program Loans	29,582	26,971
Cash and cash equivalents	125,572	118,065
Other assets	27,023	21,417
Line of credit, term loans and mortgage notes	(1,590,000)	(1,497,000)
Financing obligations associated with our DST Program	(149,659)	(122,723)
Other liabilities	(70,962)	(63,675)
Accrued performance participation allocation	(28,469)	(23,930)
Accrued fixed component of advisory fee	(2,709)	(2,488)
Aggregate Fund NAV	$2,456,153	$2,266,981
Total Fund Interests outstanding	224,631	211,690

The following table sets forth the NAV per Fund Interest as of August 31, 2021 and July 31, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of August 31, 2021
Monthly NAV	$2,456,153	$2,020,759	$125,457	$295,599	$14,338
Fund Interests outstanding	224,631	184,811	11,474	27,035	1,311
NAV Per Fund Interest	$10.9342	$10.9342	$10.9342	$10.9342	$10.9342
As of July 31, 2021
Monthly NAV	$2,266,981	$1,888,431	$118,527	$245,980	$14,043
Fund Interests outstanding	211,690	176,341	11,068	22,970	1,311
NAV Per Fund Interest	$10.7090	$10.7090	$10.7090	$10.7090	$10.7090

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of August 31, 2021, we estimated approximately $76.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnership as of August 31, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuation to account for the restricted salability or transferability of those real properties given our minority ownership interest in Build-To-Core Industrial Partnership II LP (the “BTC II Partnership”). We estimate the fair value of our minority ownership interest in the BTC II Partnership as of August 31, 2021 would have been $11.4 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of August 31, 2021 would have been higher by approximately $11.4 million, or $0.05 per share, not taking into account all of the other items that impact our monthly NAV.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of August 31, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.0%
Discount rate / internal rate of return	6.0%
Average holding period (years)	10.2

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.6%
	0.25	% increase	(3.3)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.0)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of August 31, 2021, we classified all of our debt as intended to be held to maturity.

●	STATUS OF THIS OFFERING

This offering of up to $5.0 billion of shares of our common stock was brought effective and commenced on August 4, 2021. We are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class W shares and Class I Shares. We may reallocate amounts between the primary offering and distribution reinvestment plan. As of August 31, 2021, we had not yet had our first closing for this offering. Our first closing for this offering took place on September 1, 2021.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of August 2021 and were paid to all stockholders of record as of the close of business on August 31, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
August 2021	9/1/2021	$0.038	$0.041	$0.045

●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of August 31, 2021, our leverage ratio was approximately 37.5% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in an unconsolidated joint venture partnership plus cash and cash equivalents).

As of August 31, 2021, we directly owned and managed a real estate portfolio that included 151 industrial buildings totaling approximately 29.7 million square feet located in 25 markets throughout the U.S., with 261 customers, and was 95.6% occupied (96.3% leased) with a weighted-average remaining lease term (based on square feet) of 4.2 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

Additionally, we owned and managed one building in the pre-construction phase totaling approximately 0.1 million square feet as of August 31, 2021. During the month ended August 31, 2021, we directly acquired eight buildings comprised of approximately 1.3 million square feet and one land parcel for an aggregate total purchase price of approximately $240.0 million. During the month ended August 31, 2021, we leased approximately 0.5 million square feet within our total portfolio, which included 0.3 million square feet of new and future leases and 0.2 million square feet of renewals.

Additionally, we owned and managed 27 buildings totaling approximately 6.2 million square feet through our minority ownership interest in the BTC II Partnership as of August 31, 2021. In addition, through our minority joint venture partnership, we owned and managed seven buildings either under construction or in the pre-construction phase totaling approximately 2.7 million square feet as of August 31, 2021.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of August 31, 2021:

($ and square feet in thousands)	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	16	$494,700	12.3%
New Jersey	13	458,800	11.4
Pennsylvania	16	348,800	8.7
Seattle	11	297,900	7.4
Central Valley	8	263,400	6.5
Dallas	8	241,700	5.9
Bay Area	3	228,300	5.7
San Diego	7	196,700	4.9
Reno	6	176,750	4.4
Las Vegas	7	166,250	4.1
Other	56	1,155,700	28.7
Total Portfolio	151	$4,029,000	100.0%

The following table sets forth the total shareholder returns for the periods ended August 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Year-to-Date (1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	2.46%	13.51%	11.01%	7.00%
Class T Share Total Return (with sales charge) (3)	(2.15)%	8.40%	6.02%	5.72%
Class W Share Total Return (3)	2.49%	13.98%	11.29%	8.01%
Class I Share Total Return (3)	2.54%	14.53%	11.65%	8.03%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	EXPERTS

The statements included in this Supplement under the section titled “August 31, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.